U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: DECEMBER 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION (Official Text)

Full Name of Registrant:
     Interleukin Genetics, Inc.

Former Name if Applicable:
     N/A

Address of Principal Executive Office (Street and Number)
     100 N.E. Loop 410, Suite 820


City, State and Zip Code
     San Antonio, Texas 78216
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PART II RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III NARRATIVE (Official Text)
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Certain financial and other information necessary for an accurate and full completion of the Annual Report on Form 10-K could not be provided within the prescribed time period without unreasonable effort and expense. The Form 10-K will be finished promptly and filed on or before the 15th day after its due date.
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PART IV OTHER INFORMATION (Official Text)
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(1) Name and telephone number of person to contact in regard to this notification

KENT FORTNER                                210              384-3342
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           (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [X] Yes           [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Addendum IV(3)

The Company anticipates that for the year ended December 31, 1999, its results of operations will reflect a net loss of $6,139,000 and a net loss applicable to common stock of $11,139,000, or $1.15 per share, compared to a net loss of $9,508,275 and a net loss applicable to common stock of $9,508,275, or $1.72 per share, for the year ended December 31, 1998. The increase in the net loss applicable to common stock for 1999 is primarily due to an amortization charge of $5,000,000 related to the value of the beneficial conversion feature of the preferred stock issued and converted to common stock during 1999. The decrease in the net loss for 1999 as compared to 1998 is primarily due to the Company's change in marketing strategy from a primarily in-house marketing effort to an out-sourced marketing effort.

                           INTERLEUKIN GENETICS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  MARCH 30, 2000                                  BY /s/ U. Spencer Allen
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                                                      U. Spencer Allen, Chief
                                                      Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).